

Mail Stop 4561

November 23, 2016

Joseph Chen
Chief Executive Officer
Renren Inc.
5/F, North Wing
18 Jiuxianqiao Middle Road
Chaoyang District, Beijing 100016
People's Republic of China

> **Re:** **Renren Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Response dated October 11, 2016**
> **File No. 001-35147**

Dear Mr. Chen:

We have reviewed your October 11, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2016 letter.

Correspondence sent by facsimile dated October 19, 2016

1.   Please submit the correspondence dated October 19, 2016 on EDGAR. In addition, provide us with an expanded legal analysis of why the distribution of the non-transferable rights does not constitute a "sale" under the Securities Act. In this regard, we note that some shareholders will be entitled to cash only and will not be entitled to SpinCo shares. Please explain how the fact that these rights may not be exercised by all shareholders of Renren (and instead are exercisable only by accredited investors) results in a pro rata distribution in which no value or consideration is being given by Renren shareholders.

Form 20-F for the Fiscal Year ended December 31, 2015

Item 3. Key Information

D. Risk Factors

If we are deemed an "investment company" under the Investment Company Act of 1940…, page 5

2.   We note your response to prior comment 1. Notwithstanding the Company's plan to dispose of most of its investments, being deemed an investment company under the Investment Company Act of 1940 currently represents a risk to its business. As a result, you should consider clarifying your risk factor to state, if true, that you may be deemed an investment company depending on the amount of investment securities held. You should also clarify any material negative impacts to your business.

Future disposals of long-term investments…, page 5

3.   You state in response to prior comment 2 that because you did not have a definite plan on how to dispose of your long-term investment, you are unable disclose the specifics of any plan. Please note that our comment only requests that you provide information on the reason for your disposals, how such disposals fit within your business strategy and restrictions under shareholder agreements or similar documents. Please advise or revise.

Item 4. Information on the Company, page 40

4.   We note your response to prior comment 3. It is still unclear why you do not believe investing activities are a principal business activity and a major factor affecting your results of operations and financial condition. In this respect, it appears as though the gains/(losses) on your short-term investments, long-term investments and equity-linked derivative financial instruments represent investing activities that had a major impact on your results of operations and financial condition. Explain in greater detail how you concluded that investing activities are ancillary to your principal business activities. In addition, describe the strategic reasons for each of your investments. Alternatively, provide the disclosure requested in our prior comment.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Financial Instruments, page F-38

5.   We note your response to prior comment 5. Please explain in greater detail why you believe that the cost makes it impractical to obtain the fair value of these investments and how you weighed such costs as compared to the materiality of such investments. Tell us the particular cost method investments that do provide you with information pertinent to estimate their fair values. In addition, tell us whether you have a board seat on any of your cost method investments. In this regard, your response to prior comment 4 suggests that you made a "series of long-term investments in privately held companies that the Company believes offer synergies or access to resources and know-how that will be useful in developing the Company's … business operations." Clarify how this statement reconciles to the statement in your response that indicates you are unable to obtain the pertinent information to estimate each investments fair value. Further, explain how you are able to assess impairment when you do not have the ability to determine fair value.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Barbara Jacobs, Assistant Director at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Will H. Cai, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP